SUPPLEMENT
To Prospectus Supplement dated April 26, 2001

$326,355,980 (Approximate)
STRUCTURED ASSET SECURITIES CORPORATION
Mortgage Pass-Through Certificates, Series 2001-7A

Structured Asset Securities Corporation
Depositor

Aurora Loan Services Inc.
Master Servicer

On April 30, 2001, the Structured Asset Securities Corporation Mortgage Pass-Through Certificates, Series 2001-7A (the "Certificates") were issued in an original aggregate principal amount of approximately $326,355,980. Each Certificate represented an undivided interest in the Trust Fund created pursuant to a Trust Agreement dated as of April 1, 2001 by and among Structured Asset Securities Corporation, as Depositor, Aurora Loan Services Inc., as Master Servicer, and The Chase Manhattan Bank, as Trustee. This Supplement to the above-referenced Prospectus Supplement (the "Prospectus Supplement") supplements and updates certain of the information with respect to the mortgage loans. Capitalized terms not defined herein have the meanings ascribed to them in the Prospectus Supplement.

The information contained in the attached monthly report to Certificateholders is to be read as part of the Prospectus Supplement.

The Date of this Supplement is December 17, 2003.

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-7A

Statement to Certificateholders

November 25, 2003

DISTRIBUTION IN DOLLARS

CLASS	ORIGINAL FACE VALUE	BEGINNING PRINCIPAL BALANCE	PRINCIPAL	INTEREST	TOTAL	REALIZED LOSSES	DEFERRED INTEREST	ENDING PRINCIPAL BALANCE
A1	151,536,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A2	61,427,000.00	30,772,827.26	3,478,493.65	153,864.14	3,632,357.79	0.00	0.00	27,294,333.61
A3	100,000,000.00	14,460,308.31	1,633,179.60	72,301.54	1,705,481.14	0.00	0.00	12,827,128.71
A6	141,880.00	10,733.23	0.00	0.00	0.00	0.00	0.00	10,733.23
B1	7,454,000.00	7,359,639.42	3,917.70	36,798.20	40,715.90	0.00	0.00	7,355,721.72
B2	3,313,000.00	3,271,060.56	1,741.26	16,355.30	18,096.56	0.00	0.00	3,269,319.30
B3	2,484,000.00	2,452,554.90	1,305.55	12,262.77	13,568.32	0.00	0.00	2,451,249.35
B4	2,319,000.00	2,289,643.64	1,218.83	11,448.22	12,667.05	0.00	0.00	2,288,424.81
B5	1,325,000.00	1,308,226.74	696.40	6,541.13	7,237.53	141,026.67	0.00	1,166,503.67
B6	1,328,753.00	552,072.48	293.88	2,760.36	3,054.24	551,778.60	0.00	0.00
R	100.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTALS	331,328,733.00	62,477,066.54	5,120,846.87	312,331.66	5,433,178.53	692,805.27	0.00	56,663,414.40
A4	12,628,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A5	77,762,399.37	0.00	0.00	74,970.97	74,970.97	0.00	0.00	0.00

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

CLASS	CUSIP	BEGINNING PRINCIPAL	PRINCIPAL	INTEREST	TOTAL	ENDING PRINCIPAL
A1	86358RAA5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
A2	86358RAB3	500.96581731	56.62808944	2.50482915	59.13291859	444.33772787
A3	86358RAC1	144.60308310	16.33179600	0.72301540	17.05481140	128.27128710
A6	86358RAF4	75.65005639	0.00000000	0.00000000	0.00000000	75.65005639
B1	86358RAG2	987.34094714	0.52558358	4.93670512	5.46228870	986.81536356
B2	86358RAH0	987.34094778	0.52558406	4.93670389	5.46228796	986.81536372
B3	86358RAJ6	987.34094203	0.52558374	4.93670290	5.46228663	986.81535829
B4		987.34094006	0.52558430	4.93670548	5.46228978	986.81535576
B5		987.34093585	0.52558491	4.93670189	5.46228679	880.38012830
B6		415.48164332	0.22116977	2.07740641	2.29857618	0.00000000
R	86358RAK3	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
TOTALS		188.56519317	15.45548683	0.94266397	16.39815081	171.01871572
A4	86358RAD9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
A5	86358RAE7	0.00000000	0.00000000	0.96410310	0.96410310	0.00000000

PASS-THROUGH RATES

CLASS	CURRENT PASS-THRU RATE
A1	5.500000 %
A2	6.000000 %
A3	6.000000 %
A6	0.000000 %
B1	6.000000 %
B2	6.000000 %
B3	6.000000 %
B4	6.000000 %
B5	6.000000 %
B6	6.000000 %
R	6.000000 %
A4	6.000000 %
A5	6.000000 %

Class A5 balances and factors can be found on Page Two

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-7A

November 25, 2003

Beginning Class A5 Balance		14,994,193.31
Approximate Class A5 Ending Balance		13,278,800.93
A5 Factor		0.1707612039
Sec. 4.03(i)	Scheduled Principal Amounts	33,252.24
Sec. 4.03(i)	Unscheduled Principal Amounts	5,780,399.90
Sec. 4.03(iv)	Aggregate Advances	0.00
Sec. 4.03(v)	Ending Principal Balance	56,663,414.72
Sec. 4.03	Weighted Average Net Rate on the Mortgage Loans	7.438940 %
Sec. 4.03(vii)	Current Period Realized Losses	692,805.27
	Bankruptcy Losses	0.00
	Fraud Losses	0.00
	Special Hazard Losses	0.00
	Bankruptcy Loss Amount	100,000.00
	Fraud Loss Amount	0.00
	Special Hazard Loss Amount	624,770.67
	Servicing Fees	19,524.09
	Sub-Servicing Fees (includes Retained Interest)	628.87
	Trustee Fees	208.26

Sec. 4.03(ix)   Number and Aggregate Principal Amounts of Mortgage Loans in Delinquency

Group Totals			
Category	Number	Principal Balance	Percentage
1 Month	3	1,321,328.63	2.33 %
2 Month	0	0.00	0.00 %
3 Month	1	812,633.20	1.43 %
Total	4	2,133,961.83	3.76 %

Number and Aggregate Principal Amounts of Mortgage Loans in Foreclosure

Group Totals		
Number	Principal Balance	Percentage
0	0.00	0.00 %

Class A5 balances and factors can be found on Page Two

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-7A

November 25, 2003

Sec. 4.03(x)   Number and Aggregate Principal Amounts of REO Loans

Group Totals		
Number	Principal Balance	Percentage
2	977,568.01	1.73 %

Class A5 balances and factors can be found on Page Two

Structured Asset Securities Corporation, Mortgage Pass-Through Certificates, Series 2001-7A

November 25, 2003

Sec. 4.03(viii)   Aggregate Outstanding Interest Shortfalls

Class a1 shortfall	0.00
Class a2 shortfall	0.00
Class a3 shortfall	0.00
Class a4 shortfall	0.00
Class a5 shortfall	0.00
Class b1 shortfall	0.00
Class b2 shortfall	0.00
Class b3 shortfall	0.00
Class b4 shortfall	0.00
Class b5 shortfall	0.00
Class b6 shortfall	0.00
Class r shortfall	0.00

Sec. 4.03(viv)   Aggregate Outstanding Prepayment Interest Shortfalls

Class a1 shortfall	0.00
Class a2 shortfall	0.00
Class a3 shortfall	0.00
Class a4 shortfall	0.00
Class a5 shortfall	0.00
Class b1 shortfall	0.00
Class b2 shortfall	0.00
Class b3 shortfall	0.00
Class b4 shortfall	0.00
Class b5 shortfall	0.00
Class b6 shortfall	0.00
Class r shortfall	0.00

Class A5 balances and factors can be found on Page Two